RESIGNATION
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I, Michelle Mirrotto, the President, Secretary and a director of Pacific
Technology, Inc., a Delaware corporation, ("Company") hereby tender and submit my resignation as the President, Secretary and a director of the Company, such resignation to be effective upon this 28th day of March, 2003.

/s/ Michelle Mirrotto
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Michelle Mirrotto